BlueBay
asset management

Securities and Exchange Commission (the "SEC")
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

File No: 82-35048

24th April 2007

07023038

By Courier

SUPPL

Dear Sir or Madam

RE: BlueBay Asset Management plc

On behalf of BlueBay Asset Management plc (the "Company"), a company incorporated under the laws of the United Kingdom, we herewith submit information with respect to the Company as required by subparagraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act") in order to maintain the exemption of the Company from the requirements of section 12(g) of the Exchange Act.

Information Furnished

We last wrote to the SEC on 22nd March 2007, furnishing a list of the information the Company made public, filed or distributed between 9th November 2006 and 21st March 2007 (inclusive). Please now find attached hereto as Appendix A a list of the additional information the Company has made public, filed or distributed up to and including 23rd April 2007. Please also find enclosed copies of the documents referred to in Appendix A.

The information and documents being furnished hereby are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

Can you please acknowledge receipt by stamping and returning the enclosed copy of this letter in the Fedex envelope provided for your convenience.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

BlueBay
asset management

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours faithfully

pp [signature]

James Brace
General Counsel
BlueBay Asset Management plc
Times Place
45 Pall Mall
London
SW1Y 5JG

Tel: 020 7389 3604
Fax: 020 7930 7400

Email: jbrace@bluebayinvest.com

www.bluebayinvest.com

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY

Press Release / Regulatory News Items		
Title	**Date of Release**	**Description**
Regulatory News Item	03/30/2007	Voting Rights and Capital
Regulatory News Item	04/17/2007	Trading Statement

UK Companies House / FSA / UKLA Filings		
Title	**Stamp Date**	**Description**
UK Companies House	02/22/07	Form 288a

REG-BlueBay Asset Man <BBAY.L> Voting Rights and Capital

30/03/2007

RNS Number:1396U
BlueBay Asset Management PLC
30 March 2007

30 March 2007

BlueBay Asset Management plc - Voting Rights and Capital

In conformity with 5.6.1R of the Disclosure and Transparency Rules, we would like to notify the market of the following:

BlueBay Asset Management plc's capital consists of 190,347,500 ordinary shares with voting rights.

This figure (190,347,500) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BlueBay Asset Management plc under the FSA Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVROKKKKABKDDNN

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REG-BlueBay Asset Man <BBAY.L> Trading Statement

17/04/2007

RNS Number:9609U
BlueBay Asset Management PLC
17 April 2007

Tuesday, 17th April 2007

TRADING STATEMENT

BlueBay Asset Management plc (BlueBay) announces the following trading update for the third quarter to 31 March 2007.

At 31 March 2007, BlueBay's assets under management amounted to $10.81 billion, an increase of $1.22 billion since 31 December 2006, when the reported assets under management were $9.59 billion.

The breakdown of assets under management at 31 March 2007 compared to 31 December 2006 is as follows:

Product	31 March 2007 US$ billions	31 December 2006 US$ billions
Long/short	4.06	3.62
Long-only	4.65	3.87
Structured products	2.10	2.10
TOTAL	10.81	9.59

The increase in assets under management during the period can be broken down into net subscriptions of $0.97 billion and fund appreciation of $0.25 billion.

On 2 April 2007, BlueBay launched the BlueBay Multi-Strategy Fund and the BlueBay Multi-Strategy PLUS Fund with net subscriptions of $417 million.

Commenting on the trading statement, Hugh Willis, BlueBay's Chief Executive Officer said:

"These numbers demonstrate BlueBay's ongoing strong performance which continues to be in line with management expectations."

For further information please contact:

BlueBay Asset Management plc 020 7389 3700

Hugh Willis, CEO

Nick Williams, CFO

Alex Khein, COO

Brunswick Group LLP 020 7404 5959

Nigel Prideaux/Nitya Bolam

More/....

Notes to Editors:

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$10.8 billion of assets under management as at 31 March 2007, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in three major sub-asset classes of credit - investment grade corporate debt, high yield and emerging markets debt.

Within each sub-asset class, the Company offers three distinct product lines: long/short funds, long-only funds and structured products. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Company's offices in London, Tokyo and New York.

END
TSTILFSTSSIRLID

Companies House — for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03262598

Company Name in full BlueBay Asset Management plc

	Day	Month	Year
Date of appointment	2 2	1 1	2 0 0 6
†Date of Birth	0 9	0 1	1 9 4 6

Appointment form

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Terence Charles

Surname: Eccles

Previous Forename(s): N/A Previous Surname(s): N/A

†† Tick this box if the address shown is a service address for the beneficiary of a *Confidentiality Order* granted under the provisions of section 723B of the Companies Act 1985 ☐

††Usual residential address: Gateside House, Ravenscroft Road

Post town: Weybridge Postcode: KT13 0NX

County / Region: Surrey Country: England

†Nationality: British †Business occupation: Non-executive director

†Other directorships (additional space overleaf): The Royal Parks Foundation

I consent to act as ** director ~~/ secretary~~ of the above named company

Consent signature [signature] **Date** 12/2/07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed X [signature] **Date** 15/01/07

(**a director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

THURSDAY
AB21MNA7
A25 22/02/2007 120
COMPANIES HOUSE

Form 10/03

Company Number 03262598

† Directors only.

†Other directorships ~~N/A~~ PARAGON GROUP OF COMPANIES P.L.C

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

END